Contact

www.linkedin.com/in/shanelmurphy
(LinkedIn)
boostly.com (Company)

Top Skills

Closing
Hospital Sales
Lead Generation

Certifications

Cardone University Sales Training
Pitch Mastery - Oren Klaff

Honors-Awards

Top Salesman
Rookie of the Year
Team NovaRad Employee of the
Month
Dazzler Award
Improving Continuously Award

Shane Murphy

Co-Founder & CEO | Boostly (YC S22)
Salt Lake City Metropolitan Area

Summary

I love developing and leading sales teams, scaling companies, and
advising entrepreneurs. I founded an entertainment booking agency
that I operated for over 5 years. After getting into healthcare software
sales I had the opportunity to join an early tech startup, American
HealthCare Lending, as employee #7. I was able to make a capital
investment early in my career at AHCL and experience an exit,
selling the company to Prosper Marketplace for $21 Million. This
made me excited to continually work with startups and help them
to scale. As Head of Sales for Jolt, I scaled the business by more
than 350% in 12 months and was responsible for the overall growth,
revenue, and unit economics of the company.

I founded Boostly to help restaurant owners leverage their customer
data for retention & marketing and bring in more new / repeat
customers. I'm a Y Combinator Founder and participated in their S22
batch.

Experience

Boostly
Co-Founder & CEO
August 2017 - Present (5 years 8 months)
Orem, Utah

Boostly provides an automated text marketing & feedback system to
restaurants. We aggregate customer data, put texting marketing on autopilot,
increase customer purchase frequency, and then collect feedback and
generate reviews. Our customers generally get $10-$15 back for every $1 that
they spend and we track and optimize the process for them.

Boostly is backed by Y Combinator (S22 Batch), Gordon Food Service/Relish
Works, Cathexis Ventures, Dragon Capital, Goodwater Capital, Singularity
Capital, & other incredible investors.

Boostly's initial product was an online ordering system for restaurants, which was acquired by StrideQ.

Branded Hospitality Marketplace
Branded Marketplace Marketing Partner
July 2021 - Present (1 year 9 months)

Jolt
Head of Sales
May 2016 - July 2017 (1 year 3 months)
Orem, UT

Responsible for sales strategy and company revenue targets. Tripled revenue in less than 10 months. Scaled the AE team (including an Enterprise team) and created Sales Development & Customer Success departments. The Sales department had 27 employees and a few managers when I left.

Built the sales process and developed employee training programs. Also ran Sales Operations and ensured that Jolt's unit economics and ratios for CAC, LTV, Churn, etc continued to improve. Responsible for ensuring that Sales Managers and Sales Development Managers execute sale strategy effectively and achieve pre-determined targets.

Prosper Marketplace
Manager, Sales
January 2015 - June 2016 (1 year 6 months)
Draper, Utah

Prosper bought American HealthCare Lending for $21 Million (Shane invested in 2013).

Led a team of 12 Sales Executives and launched a new product to market. Managed joint venture partnership with a team of 10 Sales Development Reps and managed the manager of that team.

American HealthCare Lending
Sales Leader
2012 - 2015 (3 years)
Sandy, Utah

Was an equity holder (Invested in 2013) at the time of the sale of AHCL to Prosper Marketplace for $21 Million.

Was a quota carrying manager for 9 people (7 Sales Executives and 2 Sales Development Reps) and was also the top salesman in 2014. Had a special focus on bringing new products to market.

Novarad
Inside Sales Representative
2011 - 2012 (1 year)
American Fork, Utah

Initiated sales process with C-Level Hospital Administrators and prospected hospitals through inside and outside sales methods. Generated and qualified leads throughout the US and Canada for radiology IT solutions, including RIS/PACS, Cardio, Orthopedic, Mammography, and Clinical Archiving Solutions.

• Initiated sales with C-Level Hospital Administrators and prospected healthcare clinics which led to a revenue increase of over $1.5 Million.
• Generated, qualified, and initiated sales for over 150 providers within 6 months for radiology equipment and technology products.
• Helped develop a new training complex for all Cold Callers and Sales Associates
• Executed all online and phone marketing campaigns.

Just Add Water Entertainment
Founder and CEO
2005 - 2011 (6 years)
Kalamazoo, Michigan Area

Owned and operated a profitable entertainment booking agency in the Southwest Michigan Area. Booked and negotiated performance contracts for musicians, increasing sales revenue by over 300% year over year.

_____

Education

Y Combinator
· (June 2022 - August 2022)

Utah Valley University
Bachelor of Science (B.S.), Integrated Studies - Business Management and Music

Startup Ignition
Entrepreneurship